News Release

Burcon Announces $10 million Credit Facility from Shareholder

Vancouver, British Columbia, May 3, 2022 -- Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, announced today that it has signed a term sheet (the "Term Sheet") with its largest shareholder with respect to a proposed credit facility of up to $10 million to Burcon. In addition, Burcon announces it has advanced a loan from treasury to its joint venture, Merit Functional Foods Corporation ("Merit").

The Term Sheet with Large Scale Investments Limited (the "Lender"), a wholly-owned subsidiary of Firewood Elite Limited ("Firewood"), sets out the proposed terms of a secured credit facility (the "Facility") of up to $10,000,000 to be made available to Burcon in two $5 million tranches.  The Facility is expected to be secured by certain assets of Burcon.

The proceeds from the Facility are expected to be used to support Burcon's partnership discussions for its innovative plant-based protein technologies, continued research and development of Burcon's protein extraction and purification platform, further strengthening of Burcon's intellectual property portfolio and for other general corporate purposes.

"We are pleased to have received a preliminary commitment for a $10 million credit facility," said Peter H. Kappel, Burcon's interim CEO and Chairman of the board, adding that, "This support from our major shareholder comes at an opportune time and will provide us the financial leeway to capitalize on additional commercialization opportunities."

Firewood is wholly-owned by Mr. Alan Chan, a director of Burcon. Firewood is an insider and related party of Burcon as it currently holds 22,866,874 common shares of Burcon ("Common Shares"), representing approximately 21% of the outstanding Common Shares. In addition, Mr. Alan Chan, a director of Burcon, is also a director of Firewood and the Lender, respectively.  The Facility will be subject to approval of the Toronto Stock Exchange and other closing conditions customary for a loan transaction of this nature. The Facility is considered a "related party transaction" pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Burcon is relying on the exemption available under Section 5.7(1)(f) of MI 61-101 minority shareholder approval requirement. Additionally, the Facility is exempt from the formal valuation requirement of MI 61-101 since it is a related party transaction under section (j) of the "related party transaction" definition of MI 61-101.

The Term Sheet is non-binding and is subject to the negotiation and execution of definitive agreements setting out the full terms of the Facility. There can be no assurances that the Facility will be extended to Burcon as proposed or at all. The definitive loan documentation is expected to contain representations, warranties, covenants and conditions that are customary for a funding of this nature.

Burcon also announces that it has advanced $3.16 million to Merit.  This represents Burcon's proportionate share of an aggregate $10 million financing provided by all shareholders of Merit (the "Merit Loan"). The financing is intended to address liquidity requirements of Merit as it ramps up production and sales at its state-of-the-art pea and canola protein production facility.  The Merit Loan has a term of 15 years, will initially be non-interest-bearing and have terms similar to previously advanced shareholder loans.    The Merit Loan will be subordinated to any indebtedness owed by Merit to each of its financial lenders, whether secured or unsecured.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including statements with respect to the execution of definitive documentation with respect to the Loan and drawdown of the Loan. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include our ability to comply with Nasdaq listing rules, the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM